[Koor Letterhead]
                                                                       EXHIBIT A

                                                                   June 18, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

          Re: Immediate Report - Koor Industries Ltd. (NO. 39/2000) Company No. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces the following:

On Thursday evening, June 15, 2000, Tadiran Ltd. - a subsidiary wholly owned by Koor (100%) (hereinafter: "Tadiran"), signed an Agreement with SAFT Participations S.A. (hereinafter: "The Buyers"), whereby Tadiran will sell to the Buyers all its holdings in its wholly owned subsidiary, Tadiran Batteries, Ltd.

The proceeds Tadiran expects to receive (including dividend) is approximately 33 million dollars (subject to adjustments agreed upon) and Koor's net profit (after taxes) is approximately 11 million dollars.

The completion of this transaction is dependent on various approvals, including the approval of the Restrictive Trade Commissioner.


                                        Yours sincerely,

                                        Shlomo Heller, Adv.